EXHIBIT 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 Name and Address of Company

FEC Resources Inc. (the “Corporation”)

Suite 2300, Bentall 5, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

ITEM 2 Date of Material Change:

July 31, 2025

ITEM 3 News Release:

A press release was disseminated through Newsfile on July 31, 2025.

ITEM 4 Summary of Material Change:

The Corporation announced that it had settled debt and accrued interest totaling $1,157,760.78 through the issuance of 131,563,725 common shares. The debt was with the Company’s parent company PXP Energy Corporation

ITEM 5 Full Description of Material Change:

5.1 – Full Description of Material Change:

Reference is made to the press release attached hereto.

5.1 – Disclosure for Restructuring Transactions:

Not applicable.

ITEM 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

ITEM 7 Omitted Information:

No material information has been omitted from this material change report on the basis that it is confidential information.

ITEM 8 Executive Officer:

For further information, please contact Daniel Carlos, Director, by email at info@fecresources.com

ITEM 9 Date of Report:

Dated as of July 31, 2025.

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FEC HEADQUARTERS Vancouver, British Columbia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC RESOURCES SETTLES PXP LOAN BY ISSUING SHARES

Dateline: Vancouver, British Columbia

Ticker: “FECOF”

Date: July 31, 2025

FEC RESOURCES INC. (PINK LIMITED: FECOF) (“FEC” or the “Company”) is pleased to report that PXP Energy Corporation (“PXP”) agreed to convert its outstanding loan of $1,011,155.88 plus accrued interest to July 31, 2025 of $146,604.90 into shares of FEC at $0.0088 per FEC share. 131,563,725 common shares of FEC were issued to settle a total of $1,157,760.78 in debt.

On behalf of the Board of,

FEC Resources Inc.

Daniel Carlos

Director and Chief Executive Officer

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